UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                     KFx, Inc.
                               ------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
               ---------------------------------------------------
                         (Title of Class of Securities)

                                    48245L107
                                ----------------
                                 (CUSIP Number)

               Seth H. Hoogasian, Esq.          Thermo Electron Corporation
               General Counsel                  81 Wyman Street
               (617) 622-1000                   Waltham, MA  02254
            ---------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 31. 1997
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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       CUSIP No.  48245L 10 7    Schedule 13D          Page 2 of 11 Pages


                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermo Electron Corporation
                IRS No. 04-2209186


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ x  ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                AF, WC

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]

         6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware


                 7  SOLE VOTING POWER
    NUMBER OF       12,300

      SHARES

   BENEFICIALLY

     OWNED BY    8  SHARED VOTING POWER
                    0
        EACH     9  SOLE DISPOSITIVE POWER
                    12,300
     REPORTING
                 10 SHARED VOTING POWER
    PERSON WITH     0
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                12,300
        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       [ X ]
                12,300

        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                0.1%
        14      TYPE OF REPORTING PERSON *
                HC, CO
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       CUSIP No.  48245L 10 7    Schedule 13D          Page 3 of 11 Pages


                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermo Ecotek Corporation
                IRS No. 04-3072335

         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ x  ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*
                WC


         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]

         6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware


                 7  SOLE VOTING POWER
    NUMBER OF       4,250,000

      SHARES

   BENEFICIALLY
                 8  SHARED VOTING POWER
     OWNED BY       0

        EACH     9  SOLE DISPOSITIVE POWER
                    4,250,000
     REPORTING
                 10 SHARED VOTING POWER
    PERSON WITH     0
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                4,250,000

        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       [  ]
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                17.8


        14      TYPE OF REPORTING PERSON *
                CO
PAGE
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       CUSIP No.  48245L 10 7    Schedule 13D          Page 4 of 11 Pages


        The following information in this Amendment No. 2 to Schedule 13D supersedes the information reported by Thermo Electron Corporation and Thermo Ecotek Corporation in their original filing of Schedule 13D on August 28, 1995, as amended.

   Item 1.  Security and Issuer.

        This Schedule 13D relates to the shares of common stock, $.001 par value per share (the "Shares"), of KFx Inc. (the "Issuer"). The Issuer's principal executive offices are located at 1999 Broadway, Suite 2505, Denver, Colorado 80202.

   Item 2.  Identity and Background.

        This Schedule 13D is being filed by Thermo Electron Corporation ("Thermo Electron") and Thermo Ecotek Corporation ("Thermo Ecotek").

        The principal business address of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02254. The principal business address of Thermo Ecotek is 245 Winter Street, Waltham, Massachusetts 02154. Both Thermo Electron and Thermo Ecotek are Delaware corporations. Thermo Ecotek is an 83%-owned public subsidiary of Thermo Electron.

        Thermo Electron's principal businesses include the development, manufacture and marketing of analytical and environmental-monitoring instruments, biomedical products, papermaking and recycling equipment, biomass electric power generation and other specialized products. Thermo Electron also provides a range of services related to environmental quality.

        Thermo Ecotek is involved in clean combustion and engineered clean fuels as well as a range of other environmentally sound technologies.

        Appendix A attached to this Schedule 13D sets forth with respect to each executive officer and director of Thermo Electron and Thermo Ecotek his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of Thermo Electron, there is no person who may be deemed to be a controlling person of Thermo Electron.

        During the last five years, neither Thermo Electron, Thermo Ecotek nor (to the knowledge of Thermo Electron or Thermo Ecotek) any executive officer or director of Thermo Electron or Thermo Ecotek has been (a) convicted in a criminal proceeding, or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.
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       CUSIP No.  48245L 10 7    Schedule 13D          Page 5 of 11 Pages


   Item 3.  Source and Amount of Funds or Other Consideration.

        The purchase price for all of the Shares purchased by Thermo Ecotek and Thermo Electron was funded from working capital.

   Item 4.  Purpose of Transaction.

        The 4,250,000 Shares beneficially owned by Thermo Ecotek consist of
   (a) 1,500,000 Shares purchased by Thermo Ecotek for a price of $2.00 per share on August 29, 1995 pursuant to a Stock Purchase Agreement between Thermo Ecotek and the Issuer dated August 18, 1995 (the "Purchase Agreement"), (b) 1,500,000 Shares purchased by Thermo Ecotek for a price of $2.00 per share pursuant to the Purchase Agreement on December 28, 1995 and
   (c) 1,250,000 shares purchased by Thermo Ecotek for a price of $2.00 per share pursuant to the Purchase Agreement on January 31, 1997. Simultaneously with the execution of the Purchase Agreement, the Issuer granted to Thermo Ecotek a warrant to purchase an additional 7,750,000 Shares ("Warrant A") at a price of $3.65 per Share and a warrant to purchase a number of Shares that, in addition to all other Shares owned by Thermo Ecotek, would result in Thermo Ecotek owning 51% of the Shares on a fully-diluted basis ("Warrant B" and, collectively with Warrant A, the "Warrants") at a price per Share equal to the market price of a Share at the time of exercise. The Warrants are not exercisable until January 1, 2000. The parties have entered into a Registration Rights Agreement covering all of the Shares issuable pursuant to the Purchase Agreement and the Warrants. In addition, Thermo Ecotek, the Issuer and Theodore Venners, Chairman of the Board of the Issuer and the holder of approximately 28% of the Shares (the "Shareholder") entered into a Stockholders' Voting and Co-Sale Agreement on August 18, 1995, pursuant to which (i) the Issuer agreed to increase the size of its Board of Directors from five to six and to elect Brian D. Holt, President of Thermo Ecotek, to such Board and (ii) the Shareholder agreed to vote all Shares owned by the Shareholder, and the Issuer agreed to use its best efforts: (A) to cause such increase in the number of Directors and to elect Mr. Holt; (B) at any time after Thermo Ecotek has exercised Warrant A in full, to fix the number of directors of the Issuer at such number, and to elect such number of directors of the Issuer as designated by Thermo Ecotek, as shall be sufficient to provide Thermo Ecotek with at least one-third of the members of the Issuer's Board of Directors; and (C) at any time after Thermo Ecotek has exercised Warrant B in full, to fix the number of directors of the Issuer at such number, and to elect such number of directors of the Issuer as designated by Thermo Ecotek, as shall be sufficient to provide Thermo Ecotek with a majority of the members of the Issuer's Board. Mr. Holt was elected to the Board of Directors of the Issuer on October 23, 1995.

        Thermo Ecotek and the Issuer entered into the above-described agreements in connection with their creation of a partnership in which Thermo Ecotek will invest approximately $48,000,000 for the design, construction, and operation of a coal production facility to be located in Gillette, Wyoming. The facility will utilize a patented technology, known as K-Fuels, the rights to which are held by the Issuer. The Shares acquired by Thermo Electron were acquired for investment purposes.
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       CUSIP No.  48245L 10 7    Schedule 13D          Page 6 of 11 Pages


        Except as set forth in this Item 4, neither Thermo Electron nor Thermo Ecotek nor, to Thermo Electron's or Thermo Ecotek's knowledge, any of the executive officers or directors of Thermo Electron or Thermo Ecotek, has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

   Item 5.  Interest in Securities of the Issuer.

        (a) Thermo Ecotek beneficially owns 4,250,000 Shares, 17.8% of the outstanding Shares, and has the right to acquire additional Shares as described in Item 4 above. Thermo Electron beneficially owns 12,300 Shares, 0.1% of the outstanding Shares. Neither Thermo Electron nor Thermo Ecotek beneficially owns any other Shares. To the knowledge of Thermo Electron and Thermo Ecotek, no executive officer or director of Thermo Electron or Thermo Ecotek beneficially owns any Shares.

        (b) Thermo Ecotek has the sole power to vote and dispose of any Shares owned by it. By virtue of its approximately 83% ownership of Thermo Ecotek, Thermo Electron may be deemed to have the power to vote and dispose of any Shares owned by Thermo Ecotek. However, Thermo Electron disclaims the existence of a group between it and Thermo Ecotek for purposes of this
   Schedule 13D.

        (c) Thermo Electron acquired 4,500 Shares and 7,800 Shares in open market purchases on January 15, 1997 and January 16, 1997, respectively, in each case at a price of $5.00 per share.

        To the knowledge of Thermo Electron and Thermo Ecotek, no executive officer or director of Thermo Electron or Thermo Ecotek has effected any transactions in the Shares during the past 60 days.

        (d) and (e)    Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        See the description of the terms of the Purchase Agreement provided in response to Item 4.
PAGE
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       CUSIP No.  48245L 10 7    Schedule 13D          Page 7 of 11 Pages


   Item 7.  Material to be filed as Exhibits.

        (i) Stock Purchase Agreement dated August 18, 1995 between Thermo Ecotek and the Issuer, and related Side Letter.*

        (ii) Stock Purchase Warrants dated August 18, 1995 between Thermo Ecotek and the Issuer.*

        (iii)Registration Rights Agreement dated August 18, 1995 between Thermo Ecotek and the Issuer.*

        (iv) Stockholders' Voting and Co-Sale Agreement dated August 18, 1995 among Thermo Ecotek, the Issuer, and certain Stockholders of the Issuer.*



   ___________________________

   * Filed as an exhibit to the Schedule 13D filed by Thermo Electron and Thermo Ecotek on August 28, 1995.
PAGE
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       CUSIP No.  48245L 10 7    Schedule 13D          Page 8 of 11 Pages




                                    Signature
                                    ---------


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date: February __, 1997                 THERMO ELECTRON CORPORATION



                                      By:
                                           -------------------------
                                           Jonathan W. Painter
                                           Treasurer


                                      THERMO ECOTEK CORPORATION


                                      By:
                                           ---------------------------
                                           Brian D. Holt
                                           President
PAGE
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       CUSIP No.  48245L 10 7    Schedule 13D          Page 9 of 11 Pages




                                   APPENDIX A


        The following individuals are executive officers or directors of Thermo Electron or Thermo Ecotek. Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise indicated, the business address of each executive officer of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02254 and the business address of each executive officer of Thermo Ectoek is 245 Winter Street, Waltham, Massachusetts 02154.


   John M. Albertine:             Director, Thermo Electron

        Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street, NW, Suite 505, Washington, D.C. 20005

   Peter O. Crisp:               Director, Thermo Electron

        Mr. Crisp is a General Partner of Venrock Associates, a venture capital investment firm. His business address is 30 Rockefeller Plaza, Room 5600, New York, New York 10112.

   Elias P. Gyftopoulos:          Director, Thermo Electron

        Dr. Gyftopoulos is the Ford Professor of Mechanical Engineering and of Nuclear Engineering at the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

   Frank Jungers:                Director, Thermo Electron; Director, Thermo
   Ecotek

        Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 212, Portland, Oregon 97229.

   Robert A. McCabe:             Director, Thermo Electron

        Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investments and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

   Frank E. Morris:               Director, Thermo Electron

        Mr. Morris is retired. His address is 618 Shoreline Drive, Naples, Florida 34119.
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       CUSIP No.  48245L 10 7    Schedule 13D         Page 10 of 11 Pages




   Donald E. Noble:              Director, Thermo Electron

        Mr. Noble is a business consultant. His business address is c/o Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

   Hutham S. Olayan:             Director, Thermo Electron

        Ms. Olayan is the President and a director of Olayan America
   Corporation and Competrol Real Estate Limited.   Her business address is
   Olayan American Corporation, 505 Park Avenue, Suite 1100, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

   Roger D. Wellington:          Director, Thermo Electron

        Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and Wellington Associates, international business consulting firms. His address is 5555 Gulf of Mexico Drive, Unit 302, Longboat Key, Florida 34228.

   Nicholas T. Zervas:                Director, Thermo Ecotek

        Dr. Zervas is Chief of Neurological Service, Massachusetts General Hospital. His business address is Massachusetts General Hospital, Neurosurgery Department, Boston, Massachusetts 02114.

   George N. Hatsopoulos:        Director, Chairman of the Board, President
                                 and Chief Executive Officer, Thermo Electron;
                                 Director, Thermo Ecotek

   John N. Hatsopoulos:          President and Chief Financial Officer, Thermo
                                 Electron; Director, Vice President and Chief
                                 Financial Officer, Thermo Ecotek

   Peter G. Pantazelos:          Executive Vice President, Thermo Electron

   Arvin H. Smith:               Executive Vice President, Thermo Electron

   William A. Rainville:         Senior Vice President, Thermo Electron;
                                 Director, Thermo Ecotek

   John W. Wood Jr.:             Senior Vice President, Thermo Electron

   Paul F. Kelleher:             Vice President, Finance, Thermo Electron;
                                 Chief Accounting Officer, Thermo Ecotek

   Jerry P. Davis:               Director, Thermo Ecotek

        Mr. Davis's business address is c/o Thermo Ecotek Corporation, 245 Winter Street, Waltham, Massachusetts 02154.
PAGE
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       CUSIP No.  48245L 10 7    Schedule 13D         Page 11 of 11 Pages


   Susan F. Tierney              Director, Thermo Ecotek

        Ms. Tierney is a Managing Consultant with the Economics Resource Group, Inc. Her business address is c/o The Economics Resource Group, Inc., One Mifflin Place, Cambridge, Massachusetts 02138.

   Brian D. Holt:                President, Chief Executive Officer and
                                 Director, Thermo Ecotek

   Parimal S. Patel:             Executive Vice President, Project Finance,
                                 Thermo Ecotek

   Robert R. Fini:               Vice President, Technical Services, Thermo
                                 Ecotek

   Floyd M. Gent:                Vice President, Asset Management, Thermo
                                 Ecotek

   Brian Chatlosh                Vice President, Business Development,
                                 Thermo Ecotek

   Randall W. Miselis            Vice President, Accounting & Administration,
                                 Thermo Ecotek

   Robert P. Nordstrom           Vice President, Business Development-Asia,
                                 Thermo Ecotek






   AA970310012